Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Under our weighted voting rights structure, our share capital comprises Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share entitles the holder to exercise one vote, and each Class B ordinary share entitles the holder to exercise 10 votes, respectively, on all matters subject to the vote at general meetings of the Company. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a weighted voting rights structure. Our American depositary shares, each representing eight of our Class A ordinary shares, are listed on Nasdaq in the United States under the symbol BIDU.

Baidu, Inc.

百度集團股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Codes: 9888 (HKD counter) and 89888 (RMB counter))

(1) APPLICATION FOR CONVERSION TO DUAL PRIMARY LISTING;

(2) PROPOSED GRANT OF ISSUANCE MANDATE AND SHARE REPURCHASE MANDATE;

(3) PROPOSED ADOPTION OF THE 2026 SHARE INCENTIVE PLAN; AND

(4) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

APPLICATION FOR CONVERSION TO DUAL PRIMARY LISTING

The Company has applied to the Hong Kong Stock Exchange with regards to the Primary Conversion and on July 22, 2026, the Company received the acknowledgement from the Hong Kong Stock Exchange in respect of the application for the Primary Conversion. The Effective Date, being the date of the Primary Conversion becoming effective, is expected to be within this year, subject to the approval of the Hong Kong Stock Exchange. Upon the Primary Conversion being effective, the Company will be dual primary listed on the Hong Kong Stock Exchange in Hong Kong and Nasdaq in the United States.

PROPOSED GRANT OF ISSUANCE MANDATE AND SHARE REPURCHASE MANDATE

Ordinary resolutions will be proposed at the EGM to approve the grant of (i) an issuance mandate to the Directors to allot, issue or deal with, among others, additional Class A Ordinary Shares and/or ADSs not exceeding 20% of the number of issued Shares as of the date of the resolution granting the issuance mandate, and (ii) a share repurchase mandate to the Directors to repurchase Class A Ordinary Shares and/or ADSs not exceeding 10% of the number of issued Shares as of the date of the resolution granting the share repurchase mandate.

PROPOSED ADOPTION OF THE 2026 SHARE INCENTIVE PLAN

The Board has resolved to adopt the 2026 Share Incentive Plan in order to comply with the requirements on share schemes involving issuance of new shares under Chapter 17 of the Hong Kong Listing Rules. The 2026 Share Incentive Plan will be subject to Shareholders’ approval at the EGM.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board has proposed to amend the existing Articles of Association by adopting the New Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (i) comply with Appendix A1 to the Hong Kong Listing Rules; and (ii) incorporate certain consequential and housekeeping amendments.

1.	APPLICATION FOR CONVERSION TO DUAL PRIMARY LISTING AND RECEIPT OF PRIMARY CONVERSION EXCHANGE ACKNOWLEDGMENT

1.1	Background

This announcement is issued pursuant to paragraph 3.29 of Guidance Letter HKEX-GL112-22 (the “Guidance Letter”).

The Company was incorporated in the Cayman Islands in 2000 and has been primary listed on Nasdaq (Nasdaq Ticker Symbol: BIDU) since August 2005 and secondary listed on the Hong Kong Stock Exchange as a Grandfathered Greater China Issuer pursuant to Chapter 19C of the Hong Kong Listing Rules (Stock Code: 9888 and 89888 (RMB counter)) since March 2021.

Taking into account the increase in the trading volume of the Shares traded on the Hong Kong Stock Exchange since the secondary listing in Hong Kong, the nexus between Hong Kong and the principal business operations of the Company in the PRC, as well as the long-term business development and prospects of the Company, the Company has applied to the Hong Kong Stock Exchange with regards to the Primary Conversion (the “Primary Conversion Application”) and the Company has received the acknowledgement from the Hong Kong Stock Exchange in respect of the application for the Primary Conversion (the “Primary Conversion Exchange Acknowledgment”). The Effective Date, being the date of the Primary Conversion becoming effective, is expected to be within this year, subject to the approval of the Hong Kong Stock Exchange. Upon the Primary Conversion being effective, the Company will be dual primary listed on the Hong Kong Stock Exchange in Hong Kong and Nasdaq in the United States.

1.2	Compliance with applicable Hong Kong Listing Rules upon Primary Conversion

Upon the Effective Date, it is expected that the Company will be able to comply with all the relevant Hong Kong Listing Rules, the Securities and Futures Ordinance (Cap. 571) (the “SFO”) and laws which are applicable to a dual primary listed issuer, including the Hong Kong Listing Rules subject to the waivers and exemptions granted or applicable to the Company as a secondary listed issuer on the Hong Kong Stock Exchange (the “Existing Waivers”) which will/is expected to be withdrawn or no longer applicable upon the Effective Date, unless otherwise separately waived or exempted by the Hong Kong Stock Exchange. In preparation of the Primary Conversion, the Company has made the following arrangements:

(i)

retain a compliance advisor to advise on compliance with the applicable laws and regulations, as well as the Hong Kong Listing Rules for the period commencing from the Effective Date until the date on which the Company complies with Rule 13.46 of the Hong Kong Listing Rules in respect of its financial results for the first full financial year commencing after the Effective Date, to enable it to comply with all applicable laws, regulations and Hong Kong Listing Rules;

(ii)

appoint Ms. Wong Mei (“Ms. Wong”) of Computershare Hong Kong Investor Services Limited (“Computershare”) and Ms. Lin Juan (“Ms. Lin”), the Head of Investor Relations and Board Secretary of the Company, as joint company secretaries with effect from the Effective Date; and

(iii)	appoint Mr. Robin Yanhong Li and Ms. Lin as the authorized representatives of the Company for the purposes of Rule 3.05 of the Hong Kong Listing Rules, with effect from the Effective Date.

Prior to the Effective Date, the Company will further make the necessary arrangements, including, among others, the following to enable it to comply with the relevant Hong Kong Listing Rules:

(i)

obtain Shareholders’ approval at the EGM to approve certain matters, including (i) the proposed grant of the issuance mandate and share repurchase mandate, (ii) the proposed adoption of the 2026 Share Incentive Plan; and (iii) the proposed amendments to the existing Articles of Association by adopting the New Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (i) comply with Appendix A1 to the Hong Kong Listing Rules; and (ii) incorporate certain consequential and housekeeping amendments;

(ii)

put in place the necessary internal control measures, such as adopting a code of conduct regarding securities transactions by Directors on terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 to the Hong Kong Listing Rules and policies in respect of restriction on purchase of own shares, notifiable transactions and connected transactions; and

(iii)

amend the charters of its Audit Committee, compensation committee of the Board and the Corporate Governance and Nominating Committee and change the compositions of the Audit Committee and the Corporate Governance and Nominating Committee to comply with Chapter 3 of and the Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules with effect from the Effective Date.

In the event the Company is unable to demonstrate full compliance with an applicable Hong Kong Listing Rule in time (where no waiver has been granted by the Hong Kong Stock Exchange) upon the Effective Date, the Hong Kong Stock Exchange may request the Company to delay the Effective Date of the Primary Conversion. For the avoidance of doubt, notwithstanding the submission of the Primary Conversion Application or receipt of the Primary Conversion Exchange Acknowledgment, the Company will continue to be entitled to the Existing Waivers before the Effective Date provided that it remains primary listed on Nasdaq, being a recognized stock exchange. Such Existing Waivers include, among others, the following specific waivers granted by the Hong Kong Stock Exchange on an individual basis:

Rules	Subject matter
Rule 2.07A of the Hong Kong Listing Rules	Printed corporate communications

Rule 13.25B of the Hong Kong Listing Rules	Monthly return

Rule 19C.07(3) of the Hong Kong Listing Rules(Note) and Paragraph 4(2) of Appendix A1 to the Hong Kong Listing Rules	Shareholder protection requirements in relation to approval, removal and remuneration of auditors, and appointment of director to fill a casual vacancy on or as an addition to the Board Disclosure of interests information

Paragraph 41(4) and 45 of Appendix 1A to and Practice Note 5 of the Hong Kong Listing Rules	Disclosure of interests information

Rule 8A.39 of the Hong Kong Listing Rules	Disclosure of ultimate beneficial owners of Integrity Partners V, LLC (“Other WVR Beneficiary”)

Section 4.1 of the Introduction to the Takeovers Code	Not a public company in Hong Kong under the Takeovers Code

Part XV of the SFO	Disclosure of interests under Part XV of SFO

Note:	Rule 19C.07(3) of the Hong Kong Listing Rules has been repealed and replaced by paragraph 17 of Appendix A1 to the Hong Kong Listing Rules, which became effective from January 1, 2022.

Details of the aforementioned Existing Waivers are set out in the company information sheet of the Company dated June 27, 2023. In the event of withdrawal of any of the aforementioned Existing Waivers (including the automatic exemptions for secondary listed issuers pursuant to Rule 19C.11) upon the Effective Date, the Company would fully comply with such Hong Kong Listing Rules and SFO and be considered a “public company in Hong Kong” for the purposes of the Takeovers Code.

1.3	Applications for Waivers in Connection with the Primary Conversion

In preparation for the Primary Conversion, the Company has sought, subject to the approval of Hong Kong Stock Exchange which may or may not be granted, the following waivers from strict compliance with the relevant provisions of the Hong Kong Listing Rules:

Rules	Subject matter
Rules 3.28 and 8.17 of the Hong Kong Listing Rules	Joint company secretaries

Rule 8A.39 of the Hong Kong Listing Rules	Disclosure of ultimate beneficial owner of the Other WVR Beneficiary

Rules 14A.36, 14A.52 and 14A.53 of the Hong Kong Listing Rules	Continuing connected transaction requirements applicable to the Contractual Arrangements

Rule 17.03E of the Hong Kong Listing Rules	Exercise price of share options to be granted pursuant to the Plan

Rule 19.25A of, and note 2.1 to paragraph 2 of Appendix D2 to, the Hong Kong Listing Rules	Use of U.S. GAAP

Rules A.1, A.3(a) and B.8 of Appendix C3 of the Hong Kong Listing Rules (Model Code)	Securities transactions by a spouse of a Director

(a)	Joint Company Secretaries

Requirements under the Hong Kong Listing Rules

Pursuant to Rules 3.28 and 8.17 of the Hong Kong Listing Rules, the company secretary must be an individual who, by virtue of their academic or professional qualifications or relevant experience, is, in the opinion of the Hong Kong Stock Exchange, capable of discharging the functions of company secretary.

Reasons for applying for the waiver

•	The Company proposes to appoint Ms. Wong of Computershare and Ms. Lin, Head of Investor Relations and Board Secretary of the Company, as joint company secretaries with effect from the Effective Date.

•

Ms. Wong currently serves as Assistant Manager of Entity Solutions of Computershare. Ms. Wong has over 8 years of work experience in the field of corporate secretarial and regulatory compliance services. Before joining Computershare, Ms. Wong worked at various professional services firms, where she provided company secretarial services to clients worldwide, including companies listed in Hong Kong. She has extensive experience in listed company compliance, board and committee support, as well as a wide range of regulatory and corporate governance matters. Ms. Wong obtained a Bachelor of Arts (Honours) degree in marketing management from Edinburgh Napier University, the United Kingdom and a Master of Science degree in Corporate Governance and Compliance from Hong Kong Baptist University. She is an associate member of both The Hong Kong Chartered Governance Institute and The Chartered Governance Institute in the United Kingdom. As at the date of this announcement, Ms. Wong does not have any named company secretary appointments for listed issuers.

•

Ms. Lin has over 20 years of experience in corporate governance, listed company matters, capital markets and equity research covering the technology, media and telecommunications (“TMT”) sector. Ms. Lin joined the Company in September 2019. She has been closely involved in matters relating to the Board and its committees, regulatory compliance and capital markets projects. Through these roles, she has developed an in-depth understanding of the Company’s business operations, management systems and corporate governance framework. She has also led the Company’s engagement with investors and other capital markets participants and has extensive experience in listed company compliance and capital markets communications. Prior to joining the Company, Ms. Lin worked at 86Research from 2014, where she served as Vice President and Head of China, as well as a Senior Equity Research Analyst focusing on China’s TMT sector. Before joining 86Research, she worked at Monitor Group (now Monitor Deloitte). Ms. Lin received a Master of Engineering degree in Electrical and Electronic Engineering from Imperial College London.

•

The Company’s principal business activities are outside Hong Kong. There are practical difficulties finding persons who possesses Ms. Lin’s day-to-day knowledge of the Company’s affairs while also having the academic and professional qualifications required.

•

The Company believes that Ms. Lin, by virtue of her knowledge and past experience in handling corporate administrative matters of the Company, is capable of discharging the functions of a joint company secretary. Further, the Company believes that it would be in the best interests of the Company and the corporate governance of the Group to have as its joint company secretary a person such as Ms. Lin, who is an employee of the Company and who has day-to-day knowledge of the Company’s affairs. Ms. Lin has the necessary nexus to the Board and close working relationship with management of the Company in order to perform the function of a joint company secretary and to take the necessary actions in the most effective and efficient manner.

•	Ms. Wong will work closely with and provide assistance to Ms. Lin in the discharge of their duties as joint company secretaries.

Waiver application

Accordingly, the Company has applied for a waiver from strict compliance with Rules 3.28 and 8.17 of the Hong Kong Listing Rules for a three-year period from the Effective Date, in respect of the appointment of Ms. Lin as a joint company secretary of the Company, subject to the Hong Kong Stock Exchange’s approval and the conditions that (i) Ms. Lin must be assisted by Ms. Wong (being a person who possesses the qualifications or experience as required under Rule 3.28 of the Hong Kong Listing Rules and is appointed as a joint company secretary) throughout the three-year period, and (ii) the waiver can be revoked if there are material breaches of the Hong Kong Listing Rules by the Company.

(b)	Disclosure of Ultimate Beneficial Owner(s) of the Other WVR Beneficiary

Requirements under the Hong Kong Listing Rules

Rule 8A.39 of the Hong Kong Listing Rules provides that an issuer with a weighted voting rights (“WVR”) structure must identify the beneficiaries of weighted voting rights in its interim and annual reports.

Reasons for applying for the waiver

As disclosed in the Form 20-F of the Company for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission of the United States of America (the “SEC”) on March 17, 2026, the WVR beneficiaries of the Company include Mr. Robin Yanhong Li, the chairman and chief executive officer of the Company, Ms. Melissa Ma (“Ms. Ma”), the spouse of Mr. Li, and the Other WVR Beneficiary, which is affiliated with an early stage investor that invested in our Company before its U.S. IPO in 2005. To the knowledge of the Company, the Other WVR Beneficiary held 100,320 Class B ordinary shares of the Company and was not a record shareholder of any Class A ordinary shares of the Company (the “Class A Ordinary Shares”) as at January 31, 2026.

To the best knowledge of the Company, the Other WVR Beneficiary and its ultimate beneficial owner(s) are independent third parties of our Company and are not core connected persons of our Company, and the ultimate beneficial owner(s) of the Other WVR Beneficiary do not have a role in our business and operations.

The Company has applied for the continuation of waiver from strict compliance with the requirements in Rule 8A.39 in relation to disclosure of the ultimate beneficial owner(s) of the Other WVR Beneficiary in its future interim and annual reports on the following grounds, subject to the Hong Kong Stock Exchange’s approval:

(i)	Voting rights controlled by the Other WVR Beneficiary are immaterial.

As at the date of this announcement, the Other WVR Beneficiary controls less than 0.1% of our voting rights. We undertake that we will not issue additional Class B ordinary shares to the Other WVR Beneficiary in the future.

(ii)	No consent to disclosure has been obtained.

As at the date of this announcement, no consent for disclosure of ultimate beneficial ownership has been received from the Other WVR Beneficiary.

(iii)	Risk of breach of the Data Protection Act (As Revised) of the Cayman Islands.

As disclosed in the Prospectus, our adviser as to Cayman Islands law has advised us that there is a risk that disclosure of the ultimate beneficial owner(s) of the Other WVR Beneficiary without its consent would be in breach of the Data Protection Act (As Revised) of the Cayman Islands, the breach of which may lead to remedial action by the relevant Cayman Islands regulator (the Ombudsman), the imposition of penalties, and criminal sanctions.

(iv)	The Other WVR Beneficiary is affiliated with an early stage investor of the Company.

The early stage investor invested in our Company before its initial public offering and listing on Nasdaq in 2005, which dates back to more than two decades ago.

(v)	No specific disclosure of ultimate beneficial owner(s) in U.S. filings and the Prospectus.

We have had a long history of listing on Nasdaq, and we have consistently disclosed details of our principal shareholders (being holders known to us to own beneficially more than 5% of our total outstanding shares determined in accordance with the rules and regulations of the SEC) pursuant to applicable U.S. securities laws. Our annual reports on Form 20-F filed after our initial public offering and listing on Nasdaq in 2005 and the Prospectus did not disclose the ultimate beneficial owner(s) of the Other WVR Beneficiary.

(vi)	Interests of investing public not prejudiced.

The exclusion of the ultimate beneficial owner(s) of the Other WVR Beneficiary from the Company’s future interim and annual reports, especially given its immaterial shareholding, would not prejudice the interests of the investing public. The Company expects to include in its future interim and annual reports alternative disclosure relating to the Other WVR Beneficiary, including its name, its shareholding, that it is affiliated with an early stage investor of the Company that invested in the Company before its U.S. IPO in 2005, and that its ultimate beneficial owner(s) are independent third parties of and not core connected persons of the Company and the ultimate beneficial owner(s) of the Other WVR Beneficiary do not have a role in the Company’s business and operations to the best knowledge of the Company.

(c)	Continuing Connected Transaction Requirements Applicable to the Contractual Arrangements

Due to the PRC legal restrictions on foreign investment in, among other areas, internet content services, value-added telecommunication-based services, internet map services, online audio and video services and mobile application distribution businesses (the “Relevant Business”), the Company conducts the Relevant Business in Chinese mainland through its consolidated affiliated entities (all the consolidated affiliated entities of the Company, the “Consolidated Affiliated Entities”).

The Company has entered into a series of contractual arrangements with the Consolidated Affiliated Entities and the nominee shareholders of the Consolidated Affiliated Entities (all the contractual arrangements entered into by the Company, the “Contractual Arrangements”).

For a summary of the material terms of the Contractual Arrangements relating to Beijing Baidu Netcom Science Technology Co., Ltd., Beijing Perusal Technology Co., Ltd. and Beijing iQIYI Science & Technology Co., Ltd., please refer to the section headed “Contractual Arrangements with the Variable Interest Entities and Other Consolidated Affiliated Entities and their Shareholders” in our annual report. The Company also entered into similar Contractual Arrangements with several other Consolidated Affiliated Entities and their respective nominee shareholders, including iQIYI’s other Consolidated Affiliated Entities and their respective registered shareholders, through some of the Company’s subsidiaries other than Baidu Online and Beijing QIYI Century, which result in the Company/ iQIYI or relevant subsidiaries, as the case may be, being the primary beneficiaries of the relevant Consolidated Affiliated Entities. As a result of these Contractual Arrangements, the Company consolidates these other Consolidated Affiliated Entities through the subsidiaries of the Company. In addition, the Company has entered into similar Contractual Arrangements with Consolidated Affiliated Entities and their shareholders in certain other jurisdictions.

Reasons for applying for the waiver

The Contractual Arrangements were entered into/contemplated to be entered into before the Company became secondary listed on the Hong Kong Stock Exchange based on business development needs. Through the Contractual Arrangements, the Company would gain effective control over, and have the right to receive the economic benefits generated by the Consolidated Affiliated Entities. Accordingly, the Contractual Arrangements have been designed to ensure that there will be no fixed period of the contractual arrangements, and no limit on the amount of fees payable to the Group under the contractual arrangements. Therefore, there will be no fixed period or monetary cap on any agreements under the Contractual Arrangements.

The Board is of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to the Group’s legal structure and business operations. Under this structure, the financial results of the Consolidated Affiliated Entities will be consolidated into the Company’s financial statements as if they were the Company’s subsidiaries, and the economic benefits of their business flows to the Group, therefore the Company believes that it will not be in the interest of the Company and its shareholders to set any annual cap on the amount of fees payable to the Group under the Contractual Arrangements. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by any of the Consolidated Affiliated Entities and any member of the Group from time to time (including the Consolidated Affiliated Entities) (the “New Intergroup Agreements” and each of them, a “New Intergroup Agreement”) technically constitute continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules, it would be unduly burdensome and impracticable to the Company if such transactions are subject to strict compliance with the requirements set out under Chapter 14A of the Hong Kong Listing Rules, including, among others, the independent Shareholders’ approval requirement under Rule 14A.36 of the Hong Kong Listing Rules.

The Contractual Arrangements have been and will be entered into in the ordinary and usual course of business of the Group on normal commercial terms, on terms that are fair and reasonable, and in the interests of the Company and its Shareholders as a whole. It is normal business practice for the Contractual Arrangements to be of a term greater than three years. Gram Capital Limited has been appointed as the independent financial adviser to advise the Company.

Gram Capital Limited is also of the view that in relation to the Contractual Arrangements, it is normal business practice for agreements of this type to be of a duration exceeding three years based on all the matters set out above, including in particular: (a) the necessity of the Contractual Arrangements for the Group; (b) the fact that as the contractual arrangement structure thereunder is a long-term arrangement, it would be unduly burdensome and impracticable, and would add unnecessary administration costs, for the Company to renew the Contractual Arrangements at least every three years; and (c) the fact that the duration of similar arrangements of other issuers on the Hong Kong Stock Exchange identified and reviewed by Gram Capital Limited are indefinite until termination or indefinite in practice.

Furthermore, Gram Capital Limited is of the view that the Contractual Arrangements are conducted in the ordinary and usual course of business, on terms that are normal commercial terms and are fair and reasonable, and in the interest of the Company and its Shareholders as a whole.

Hong Kong Listing Rules implications and waiver application

The highest applicable percentage ratios under the Hong Kong Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, these transactions will be subject to the reporting, annual review, announcement, circular, independent financial advice and shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

In respect of the Contractual Arrangements and the New Intergroup Agreements, the Company has applied for a waiver from strict compliance with (i) the circular and independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules in respect of the transactions contemplated under the Contractual Arrangements, (ii) the requirement of setting an annual cap for the transactions under the Contractual Arrangements under Rule 14A.53 of the Hong Kong Listing Rules, and (iii) the requirement to set a fixed period of the Contractual Arrangements under Rule 14A.52 of the Hong Kong Listing Rules (collectively, the “Applicable Requirements”), for so long as the Shares of the Company are listed on the Hong Kong Stock Exchange, subject, however, to the approval of the Hong Kong Stock Exchange and the following conditions:

(i)	No change without independent non-executive Directors’ and independent Shareholders’ approval

No change to the Contractual Arrangements will be made without the approval of the independent non-executive Directors and the independent Shareholders’ approval, save as described in the paragraph headed “Renewal and reproduction” below. Once independent Shareholders’ approval of any change has been obtained, no further announcement or approval of the independent Shareholders will be required under Chapter 14A of the Hong Kong Listing Rules unless and until further changes are proposed. The periodic reporting requirement regarding the Contractual Arrangements in the annual reports of the Company (as set out in the paragraph headed “Ongoing reporting and approvals” below) will, however, continue to be applicable.

(ii)	Economic benefits flexibility

The Contractual Arrangements shall continue to enable the Group to receive substantially the economic benefits derived by the Consolidated Affiliated Entities through (i) the Group’s option to acquire, all or part of the entire equity interests in the Consolidated Affiliated Entities, and the purchase price shall be the cost of the initial contributions to the registered capital or, if the applicable PRC laws require appraisal of the purchased equity interest or other restrictions on the purchase price at the time that the option is exercised, the minimum amount of consideration permitted by applicable laws, (ii) the business structure under which the profit generated by the Consolidated Affiliated Entities is substantially retained by the Group, and (iii) the Group’s right to control the management and operation of, as well as, in substance, all of the voting rights of the shares of the Consolidated Affiliated Entities held by the nominee shareholders.

(iii)	Renewal and reproduction

On the basis that the Contractual Arrangements provide an acceptable framework for the relationship between the Company and its subsidiaries in which the Company has direct shareholding, on the one hand, and the Consolidated Affiliated Entities, on the other hand, that framework may be renewed and/or reproduced without being in strict compliance with the Applicable Requirements (i) upon the expiry of the existing arrangements, (ii) in connection with any changes to the shareholders or directors of, or of their shareholdings in, the Consolidated Affiliated Entities, or (iii) in relation to any existing or newly established or acquired wholly foreign-owned enterprise (or foreign-controlled joint venture) or operating company (including branch company) engaging in a business similar or relating to those of the Group which the Group might wish to establish when justified by business expediency, on substantially the same terms and conditions as the existing Contractual Arrangements. The directors, chief executive or substantial shareholders of any existing or newly established or acquired wholly foreign-owned enterprise (or foreign-controlled joint venture) or operating company (including branch company) engaging in a business similar or relating to those of the Group which the Group may establish will, upon renewal and/or reproduction of the Contractual Arrangements, however, be treated as connected persons of the Company and transactions between these connected persons and the Group other than those under similar Contractual Arrangements shall comply with Chapter 14A of the Hong Kong Listing Rules. This condition is subject to relevant PRC laws, regulations and approvals.

(iv)	Ongoing reporting and approvals

The Company will disclose details relating to the Contractual Arrangements on an on-going basis as follows:

•

The Contractual Arrangements in place during each financial reporting period will be disclosed in the Company’s annual report and accounts in accordance with Rule 14A.49 of the Hong Kong Listing Rules.

•

The independent non-executive Directors will review the Contractual Arrangements annually and confirm in the Company’s annual report and accounts for the relevant year pursuant to Rule 14A.55 of the Hong Kong Listing Rules that (i) the transactions carried out during such year have been entered into in accordance with the relevant provisions of the Contractual Arrangements, (ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of their equity interests which are not otherwise subsequently assigned or transferred to the Group, and (iii) any new contracts entered into, renewed or reproduced between the Group and Consolidated Affiliated Entities during the relevant financial period under the paragraph headed “Renewal and reproduction” above are fair and reasonable, or advantageous to the Shareholders, so far as the Group is concerned and in the interests of the Company and the Shareholders as a whole.

•

The Company’s auditor will carry out review procedures annually on the transactions pursuant to Rule 14A.56 of the Hong Kong Listing Rules, pursuant to the Contractual Arrangements, and will provide a letter to the Directors confirming that the transactions have received the approval of the Directors, have been entered into in accordance with the relevant Contractual Arrangements, and that no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of their equity interests which are not otherwise subsequently assigned or transferred to the Group.

•

For the purpose of Chapter 14A of the Hong Kong Listing Rules, and in particular the definition of “connected person”, the Consolidated Affiliated Entities will be treated as the Company’s subsidiaries, and at the same time, the directors, chief executives or substantial shareholders of the Consolidated Affiliated Entities and their respective associates will be treated as connected persons of the Company (excluding, for this purpose, the Consolidated Affiliated Entities), and transactions between these connected persons and the Group (including, for this purpose, the Consolidated Affiliated Entities), other than those under the Contractual Arrangements, will be subject to requirements under Chapter 14A of the Hong Kong Listing Rules.

•

The Consolidated Affiliated Entities will undertake that, for so long as the Shares of the Company are listed on the Hong Kong Stock Exchange, the Consolidated Affiliated Entities will provide the Group’s management and the Company’s auditor full access to its relevant records for the purpose of the Company’s auditor’s review of the connected transactions.

(d)	Exercise Price of Options to be Granted Pursuant to the Plan

Requirements under the Hong Kong Listing Rules

Note (1) to Rule 17.03(9) and Rule 17.03E of the Hong Kong Listing Rules state that the exercise price of an option must be at least the higher of: (i) the closing price of the securities as stated in the Hong Kong Stock Exchange’s daily quotations sheet on the date of grant, which must be a business day; and (ii) the average closing price of the securities as stated in the Hong Kong Stock Exchange’s daily quotations sheets for the five business days immediately preceding the date of grant.

Reasons for applying for the waiver and its scope

In preparation for the Primary Conversion, the Company intends to adopt the 2026 Share Incentive Plan to comply with Chapter 17 of the Hong Kong Listing Rules and continue to grant, among others, options thereunder exercisable into ADSs after the Effective Date.

The Company has applied for a waiver from strict compliance with Rule 17.03E of the Hong Kong Listing Rules such that the Company may determine the exercise price of options granted under the Plan which are exercisable into ADSs based on the higher of: (i) the per-share closing price of the Company’s ADSs on Nasdaq on the date of grant, which must be a Nasdaq trading day; and (ii) the average per-share closing price of the Company’s ADSs on Nasdaq for the five Nasdaq trading days immediately preceding the date of grant, subject to the Hong Kong Stock Exchange’s approval. This waiver is applied on the basis that:

(i)

the method for determining the exercise price of options will be based on the market price of the Company’s ADSs and will substantially replicate the requirement in Rule 17.03E of the Hong Kong Listing Rules;

(ii)

it has been the Company’s practice to issue options exercisable into ADSs with exercise prices denominated in U.S. dollars, and the Company may continue to grant options under the Plan with exercise prices based on the market price of the Company’s ADSs which are denominated in U.S. dollars after the Effective Date;

(iii)	changing the method of determining the exercise price of options may cause confusion to the grantees; and

(iv)

the grant of options exercisable into ADSs with exercise prices determined with reference to the closing price of the Company’s ADSs on Nasdaq (which are denominated in U.S. dollars) would better reflect the market price for the underlying securities subject to the grant.

(e)	Use of U.S. GAAP

Requirements under the Hong Kong Listing Rules

Note 2.1 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules requires the Company to prepare its financial statements in financial reports to be in conformity with: (a) Hong Kong Financial Reporting Standards (“HKFRS”); (b) International Financial Reporting Standards (“IFRS”); or (c) China Accounting Standards for Business Enterprises in the case of companies incorporated in China, subject to Note 2.6 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules. Note 2.6 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules provides that the Hong Kong Stock Exchange may allow the annual financial statements of an overseas issuer to be drawn up otherwise than in conformity with financial reporting standards referred to in Note 2.1 to Paragraph 2 of Appendix D2 to the Hong Kong Listing Rules.

Rule 19.25A of the Hong Kong Listing Rules provides that the annual accounts are required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange, which are normally HKFRS or IFRS. Where the Hong Kong Stock Exchange allows annual accounts to be drawn up otherwise than in conformity with HKFRS or IFRS, the annual accounts will be required to conform with financial reporting standards acceptable to the Hong Kong Stock Exchange. In such cases the Hong Kong Stock Exchange will normally require the annual accounts to contain a reconciliation statement setting out the financial effect of the material differences (if any) from either HKFRS or IFRS.

In Guidance Letter HKEX-GL111-22 (“GL111-22”), the Hong Kong Stock Exchange has indicated that it has accepted that the financial statements of overseas issuers with, or seeking, a dual-primary or secondary listing in the United States and on the Hong Kong Stock Exchange can be prepared in conformity with U.S. GAAP. GL111-22 further provides that, an overseas issuer adopting a body of financial reporting standards other than HKFRS or IFRS for the preparation of its financial statements must include a reconciliation statement setting out the financial effect of any material differences between those financial statements and financial statements prepared using HKFRS or IFRS in its annual/interim reports.

Reasons for applying for the waiver

As a company primary listed on Nasdaq, the Company uses Generally Accepted Accounting Principles in the U.S. (the “U.S. GAAP”), and the corresponding auditing standards for the filing of its financial statements with the SEC as determined by the United States Public Company Accounting Oversight Board. Upon the Effective Date, the Company will continue to use the U.S. GAAP to prepare its financial statements.

U.S. GAAP is well recognised and accepted by the global investment community, and significant progress has been made in the convergence between U.S. GAAP and IFRS.

Additionally, we note that it might lead to confusion among the Company’s investors and shareholders if the Company was required to adopt different accounting standards for its disclosures in Hong Kong from those in the U.S. Aligning the accounting standards used for disclosures in both markets will alleviate any such confusion.

Conditions for granting the waiver and its scope

The Company has applied for a waiver from strict compliance with the requirements under Rule 19.25A of, and Note 2.1 to Paragraph 2 of Appendix D2 to, the Hong Kong Listing Rules in respect of its financial statements, subject to the Hong Kong Stock Exchange’s approval and the conditions that:

(i)

the Company will comply with the conditions set out in Rule 19.25A of the Hong Kong Listing Rules, GL111-22 and Chapter 3.11 of the Guide for New Listing Applicants including (a) a description of the relevant key differences between U.S. GAAP and IFRS and (b) a reconciliation statement showing the financial effects of any material difference between the financial statements during the reporting period prepared using U.S. GAAP and IFRS in its interim and annual reports after the Primary Conversion; and

(ii)	this waiver, if granted, will not be applied generally and will be based on the specific circumstances of the Company.

(f)	Securities Transactions by a Spouse of a Director

Requirements under the Hong Kong Listing Rules

Rule A.1 of the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix C3 to the Hong Kong Listing Rules prohibits a director of a listed issuer from dealing in any securities of the listed issuer when he is in possession of inside information in relation to those securities.

Rule A.3(a) of the Model Code prohibits a director of a listed issuer from dealing in any securities of the listed issuer during the period of 60 days immediately preceding the publication date of the annual results or, if shorter, the period from the end of the relevant financial year up to the publication date of the results, and during the period of 30 days immediately preceding the publication date of the quarterly results (if any) and half-year results or, if shorter, the period from the end of the relevant quarterly or half-year period up to the publication date of the results.

Rule A.6 further provides that the restrictions on dealings by a director contained in the Model Code will be regarded as equally applicable to any dealings by the director’s spouse or by or on behalf of any minor child (natural or adopted) and any other dealings in which for the purposes of Part XV of the Securities and Futures Ordinance he is or is to be treated as interested (together, the “Related Parties”).

Rule B.8 of the Model Code requires a director of a listed issuer, before he deals in any securities of the listed issuer, to notify in writing the chairman of the board or a designated director and receive a dated written acknowledgement.

Reasons for applying for the waiver

The Class A Ordinary Shares have been listed on the Hong Kong Stock Exchange since March 2021, and its ADS(s) have been listed on the Nasdaq since August 2005. As such, the Company is subject to securities laws and listing rules of two markets, including, but not limited to, the requirements under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”) and the requirements of the listing rules of the Hong Kong Stock Exchange and Nasdaq.

For a company whose securities are listed and traded in the U.S., we note that it is a common practice for substantial shareholders and corporate insiders, including directors, executives and other members of management and their Related Parties, to set up trading plans that meet the requirements of Rule 10b5-1 safe harbor under the Exchange Act (the “Trading Plans”) to buy or sell the company’s securities. A Trading Plan is a written plan, set up with a broker, to trade securities that (a) is entered into at a time when the person trading the securities is not aware of any material non-public information (“MNPI”) and (b) either (i) specifies the amount of securities to be purchased or sold, the price at which and the date on which the securities are to be purchased or sold, (ii) includes a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price at which and the date on which the securities are to be purchased or sold, or (iii) does not permit the person trading the securities to exercise any subsequent influence over how, when or whether to effect purchases or sales (provided that any other person who does exercise such influence is not aware of MNPI when doing so). Persons who trade securities pursuant to a Trading Plan have an affirmative defense against insider trading allegations under U.S. securities law. Such plans provide flexibility to listed companies and their insiders, including executives and directors, who have limited windows in which they do not possess MNPI, and allow them to plan and execute future trades with greater certainty.

Consistent with common practice in the U.S., Ms. Ma, the wife of Mr. Robin Yanhong Li, chairman and chief executive officer of the Company, entered into a Trading Plan on December 23, 2025 with a reputable independent securities agent (“Agent”), on a date which falls outside of the prescribed blackout period, to delegate authority to such agent to execute trades of sale of ADSs of the Company on her behalf in compliance with Rule 10b5-1 of the Exchange Act. The Trading Plan will terminate no later than April 2, 2027.

The Trading Plan contains instructions such as the authorized maximum number of ADSs to be sold in aggregate, as well as the price at which the ADSs may be sold, which is determined by a stipulated algorithm with reference to the volume weighted average price. Under the terms of the Trading Plan, the Agent will only execute trades in the Company’s ADSs in accordance with the terms of the Trading Plan without consultation with Ms. Ma. Once the Trading Plan has been entered into (outside any blackout period and while Ms. Ma is not in possession of inside information), Ms. Ma is not able to exercise any discretion or influence over the timing or price of the subsequent dealings. Since the trades will be executed by the Agent, it is impracticable for Ms. Ma to notify the chairman of the board or a designated director pursuant to Rule B.8 of the Model Code before every trading.

In addition, under the Trading Plan and Rule 10b5-1, any modification or change to the amount, price or timing of the transactions under the Trading Plan would constitute a termination of the Trading Plan and the adoption of a new trading plan, which would be subject to a new cooling-off period applicable to Ms. Ma pursuant to Rule 10b5-1(c)(1)(ii)(B) before any trading could resume thereunder.

The above arrangement allows Ms. Ma to have better trading flexibility and to plan and execute future trades with greater certainty, and is a common market practice amongst U.S. listed issuers. It is not the intention of Ms. Ma to circumvent any of the requirements of Rule 10b-5 of the Exchange Act, including regarding the cooling-off period, in any way and Ms. Ma cannot, through this arrangement, leverage advance knowledge of financial results or other inside information acquired during the Company’s blackout period for trading of the Company’s securities. On the basis of the above, the Board is of the view that this arrangement is in compliance with Rule 10b-5 of the Exchange Act and satisfies the principal purpose of such rule to prohibit insider trading.

Waiver application

To facilitate the operation of such Trading Plan, the Company, on behalf of Ms. Ma, sought a waiver from strict compliance with Rules A.1, A.3(a) and B.8 of the Model Code, subject to the Hong Kong Stock Exchange’s approval.

For future Rule 10b5-1 plans, the Company may make further waiver applications on an individual basis on behalf of its directors or their Related Parties.

As at the date of this announcement, the Primary Conversion and application for the waivers remain subject to the approval of the Hong Kong Stock Exchange, which may or may not be granted by the Hong Kong Stock Exchange. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Company’s securities.

2.	PROPOSED GRANT OF ISSUANCE MANDATE AND SHARE REPURCHASE MANDATE

In preparation for the Primary Conversion and in order to give the Company the flexibility to issue Shares and/or ADSs (including any sale or transfer of treasury shares) if and when appropriate, ordinary resolutions will be proposed at the EGM to approve the grant of (i) an issuance mandate to the Directors to allot, issue or deal with, among others, additional Class A Ordinary Shares and/or ADSs not exceeding 20% of the number of issued Shares as of the date of the resolution granting the issuance mandate, and (ii) a share repurchase mandate to the Directors to repurchase Class A Ordinary Shares and/or ADSs not exceeding 10% of the number of issued Shares as of the date of the resolution granting the share repurchase mandate.

The issuance mandate and share repurchase mandate are subject to the approval of the Shareholders by way of the ordinary resolution at the EGM.

3.	PROPOSED ADOPTION OF THE 2026 SHARE INCENTIVE PLAN

In preparation for the Primary Conversion, the Company will be required to comply with Chapter 17 of the Hong Kong Listing Rules. The Board has resolved to adopt the 2026 Share Incentive Plan in order to comply with the requirements on share schemes involving issuance of new shares under Chapter 17 of the Hong Kong Listing Rules. The 2026 Share Incentive Plan will be subject to Shareholders’ approval at the EGM.

4.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Board has proposed to amend the existing Articles of Association by adopting the New Articles of Association in substitution for and to the exclusion of the existing Articles of Association mainly to (i) comply with Appendix A1 to the Hong Kong Listing Rules; and (ii) incorporate certain consequential and housekeeping amendments.

5.	GENERAL

A circular containing, among other things, (i) further information in relation to the proposed amendments to the existing Articles of Association, (ii) further details of the issuance mandate and share repurchase mandate, (iii) further information on the 2026 Share Incentive Plan, and (iv) a notice convening the EGM will be despatched to the Shareholders as soon as practicable in accordance with the Hong Kong Listing Rules. The Company will make further announcement(s) to inform the Shareholders of the results of the EGM, and as and when appropriate.

As at the date of this announcement, the Primary Conversion is conditioned on and subject to, among other things, the compliance with the Hong Kong Listing Rules and Company’s obtaining the necessary approvals from the Hong Kong Stock Exchange. The Company will make further announcement(s) to disclose any material updates and progress with respect to the Primary Conversion as and when appropriate in accordance with the applicable rules and regulations.

This announcement is for information purposes only and does not constitute, or form part of, any invitation or offer to acquire, purchase or subscribe for any of the Company’s securities. Shareholders and potential investors should exercise caution when dealing in the Company’s securities.

6.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“2026 Share Incentive Plan” or “Plan”	the 2026 Share Incentive Plan resolved by the Board to be adopted, subject to Shareholders’ approval at the EGM

“ADSs”	American Depositary Shares (each representing eight Shares)

“Articles of Association”	the fifth amended and restated memorandum of association and articles of association of the Company adopted on June 27, 2023, as amended from time to time

“Audit Committee”	the audit committee of the Board

“Board”	the board of Directors of the Company

“Class A Ordinary Share(s)”	Class A ordinary share(s) in the share capital of the Company

“Company”, “we”, “us”, or “our”	Baidu, Inc., an exempted company incorporated in the Cayman Islands with limited liability in January 2000 and, where the context requires, its subsidiaries (which includes the consolidated affiliated entities) from time to time, the Shares of which are listed on the Main Board of the Hong Kong Stock Exchange

“Corporate Governance and Nominating Committee”	the corporate governance and nominating committee of the Board

“Director”	a director of the Company

“Effective Date”	the date that the Company, in its discretion, may voluntarily elect, upon which the Hong Kong Stock Exchange will regard the Company as having a dual-primary listing status

“EGM”	the upcoming extraordinary general meeting of the Company, which will be convened before the Primary Conversion

“Group”	the Company and its subsidiaries and consolidated affiliated entities from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Nasdaq”	The Nasdaq Global Select Market

“New Articles of Association”	the proposed amended memorandum and articles of association of the Company, titled the Sixth Amended and Restated Memorandum and Articles of Association

“PRC” or “China”	the People’s Republic of China

“Primary Conversion”	the conversion of the Hong Kong listing status from secondary listing status under Chapter 19C of the Hong Kong Listing Rules to dual-primary listing status

“Prospectus”	the Company’s Hong Kong prospectus dated March 12, 2021

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	ordinary share(s) in the share capital of the Company with par value of US$0.000000625 each

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, ADSs

“U.S.”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“US$”	U.S. dollars, the lawful currency of the U.S.

“%”	percent

By order of the Board
Baidu, Inc.
Mr. Robin Yanhong Li
Chairman of the Board and Chief Executive Officer

Hong Kong, July 22, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Robin Yanhong Li as director, and Mr. Yuanqing Yang, Mr. Jixun Foo, Ms. Sandy Ran Xu and Ms. Xiaodan Liu as independent directors.